Exhibit (A)(5)

ONI Systems has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, ONI Systems will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents. Employees of ONI Systems who are option holders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees of ONI Systems who are option holders. Additional copies of these documents may be obtained without charge by employees of ONI Systems who are option holders by contacting ONI Systems Stock Administration by email at stockadmin@oni.com, or by telephone at (408) 571-3900.

ANNOUNCEMENT TO ONI SYSTEMS EMPLOYEES ON OCTOBER 19, 2001

ON	I Systems Employees:

Today I am announcing an exciting opportunity for all ONI Systems employees with stock options. Stock options play an important role in connecting the results of what we deliver to the market place with increases in shareholder value. However, with the recent economic slowdown and resulting decline in stock values, many of you hold ONI Systems stock options with an exercise price that is significantly higher than the current trading price of ONI Systems’ common stock.

In light of this situation, our board of directors has authorized a stock option exchange program (the “Options Exchange Program”). This will be a voluntary program that allows ONI Systems employees to exchange underwater options for options to be granted in the future. Under the Program, you will be able to cancel options that have an exercise price of greater than or equal to $6.00 per share, with the understanding that we will issue you replacement options, no sooner than six months and one day from the date the original options are cancelled.

The replacement options will cover the same number of shares as the canceled options and will be vested to the same degree that your cancelled option would have been vested on the replacement grant date. The exercise price of the replacement options will be the closing price of our common stock as reported on Nasdaq on the date that the Compensation Committee issues the replacement grants.

Please note that the terms and conditions of the Options Exchange Program are described in an Offer to Exchange document that is being distributed to you today. Please carefully review this documentation before making any decision with respect to this program. You will be able to submit your qualifying options for cancellation up until 9:00 p.m. Pacific Time on November 19, 2001. Therefore, you have plenty of time to decide whether you wish to participate in the program.

We are required to conduct this Option Exchange Program as a tender offer under the federal securities rules. As a result, we must be very careful to communicate information to you about the Program in full compliance with these rules. Therefore, I will be unable to answer any questions about the Program today. However, we will be scheduling meetings for all employees over the next couple of weeks to answer all of your questions about the Program.

Thank you for your continued hard work and cooperation.